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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 AMENDMENT NO. 2
                                (FINAL AMENDMENT)
                                   SCHEDULE TO
                             TENDER OFFER STATEMENT

                                      UNDER
                       SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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                               EPRISE CORPORATION
         (Name Of Subject Company (Issuer) And Filing Person (Offeror))

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title Of Class Of Securities)

                                      n/a*
                      (Cusip Number Of Class Of Securities)

                               Joseph A. Forgione
                      President And Chief Executive Officer
                               Eprise Corporation
                             200 Crossing Boulevard
                         Framingham, Massachusetts 01702
                                 (508) 661-5200

 (Name, Address And Telephone Number Of Person Authorized To Receive Notices And
                   Communications On Behalf Of Filing Person)

                                   COPIES TO:

                                Dennis W. Townley
                                  Hill & Barlow
                             One International Place
                                Boston, MA 02110
                                 (617) 428-3000

                            CALCULATION OF FILING FEE

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   TRANSACTION VALUATION+                            AMOUNT OF FILING FEE
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       $2,031,349                                          $406
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 + Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,056,660 shares of common stock of Eprise Corporation having an aggregate value of $2,031,349 as of May 10, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction. This amount was previously paid with the filing of Schedule TO on May 10, 2001.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:             Not Applicable.
Form Or Registration No.:           Not Applicable.
Filing Party:                       Not Applicable.
Date Filed:                         Not Applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

   [ ] third party tender offer subject to Rule 14d-1.
   [X] issuer tender offer subject to Rule 13e-4.
   [ ] going-private transaction subject to Rule 13e-3.
   [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 294352 10 9.

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                             Introductory Statement

     This Amendment No. 2 (the "Final Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 10, 2001, as amended and supplemented on June 6, 2001 (the "Schedule TO"), to report the results of our offer to exchange substantially all options outstanding under the Eprise Corporation Amended and Restated 1997 Stock Option Plan (the "Plan") to purchase shares of the Company's common stock, par value $.001 per share (the "Common Stock"), granted on or before January 1, 2001 (the "Options") for new options to purchase shares of the Common Stock to be granted under the Plan, upon the terms and subject to the conditions described in the Offer to Exchange dated May 10, 2001 (the "Offer").

     The Offer expired at 5:00 p.m., Eastern time, on Friday, June 8, 2001. Pursuant to the Offer, we accepted for exchange Options to purchase 624,675 shares of Common Stock. Upon the terms and subject to the conditions of the Offer, we will grant new options to purchase an aggregate of 624,675 shares of Common Stock in exchange for such tendered Options on or about December 12, 2001. We will promptly send each option holder whose Options have been accepted for exchange a Promise to Grant Stock Options, substantially in the form of Exhibit (a)(5) as previously filed with the Commission, indicating the number of Options that have been accepted for exchange, the corresponding number of shares of Common Stock that will be subject to the new option to be granted to each such holder, and the expected grant date of the new option.



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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

                                     EPRISE CORPORATION

                                     By: /s/ Joseph A. Forgione
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                                         Joseph A. Forgione
                                         President and Chief Executive Officer

Date: June 11, 2001



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